UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 31, 2023

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares; Series 309 Class A Ordinary Shares; Series 315 Class A Ordinary Shares; Series 316 Class A Ordinary Shares; Series 318 Class A Ordinary Shares; Series 319 Class A Ordinary Shares; Series 320 Class A Ordinary Shares; Series 322 Class A Ordinary Shares; Series 323 Class A Ordinary Shares; Series 329 Class A Ordinary Shares; Series 336 Class A Ordinary Shares; Series 338 Class A Ordinary Shares; Series 339 Class A Ordinary Shares; Series 340 Class A Ordinary Shares; Series 343 Class A Ordinary Shares; Series 344 Class A Ordinary Shares; Series 345 Class A Ordinary Shares; Series 346 Class A Ordinary Shares; Series 348 Class A Ordinary Shares; Series 370 Class A Ordinary Shares; Series 372 Class A Ordinary Shares; Series 374 Class A Ordinary Shares; Series 377 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On August 31, 2023, Masterworks Foundry, LLC, as sole member of each of Series 315, Series 318, Series 329, Series 339, Series 340, Series 344, Series 345, Series 370, Series 372 and Series 377 (the “Updated Series”), together with the Board of Managers of Mastworks Vault 1, LLC (the “Company”), executed an Amended and Restated Series Designation for each of the Updated Series, which amends each prior Series Designation for each Updates Series to eliminate the vesting provisions relating to the SPC Preferred shares (as defined therein). As of the date hereof, none of the Updated Series has conducted a closing and no Class A shares of the Updated Series have been issued. A copy of the Form of Amended and Restated Series Designation for each Updated Series is attached to this Form 1-U as Exhibit 2.1.

Upon the first closing of each Updated Series, such Updated Series and relevant segregated portfolio will execute joinders to the Management Services Agreement by and among Masterworks Administrative Services, LLC, the Company, on behalf of its series and Masterworks Cayman, SPC, on behalf of its segregated portfolios. A copy of the Form of Joinder for each Updated Series is attached to this Form 1-U as Exhibit 6.1.

In addition, the Company has made minor changes to the Form of Designation of SPC Ordinary Shares and SPC Preferred Shares previously filed as Exhibit 6.2 to the Company’s Offering Statement on Form 1-A consistent with the events described above. A copy of the revised Form of Designation of SPC Ordinary Shares and SPC Preferred Shares is attached to this Form 1-U as Exhibit 6.2.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Form of Amended and Restated Series Designation.

6.1	Form of Joinder to Management Services Agreement.

6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 1, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: August 31, 2023